# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yarrow Bioscience, Inc., CIK 0001566044
CUSIP: 92941V407
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 07/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002029777

## Reporting persons
- venBio Global Strategic Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 279,340; sole dispositive power 0; shared dispositive power 279,340; aggregate amount beneficially owned 279,340 (9.99% of the class)
- venBio Global Strategic GP V, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 279,340; sole dispositive power 0; shared dispositive power 279,340; aggregate amount beneficially owned 279,340 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Yarrow Bioscience, Inc.
Address of issuer's principal executive offices: 470 James Street, Suite 007, New Haven, CT 06513

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"):

i. venBio Global Strategic Fund V, L.P. ("Fund V"); and
ii. venBio Global Strategic GP V, LLC ("General Partner V").

Each of Aaron Royston ("Dr. Royston"), Corey Goodman ("Dr. Goodman"), and Richard Gaster ("Dr. Gaster") is a member of General Partner V but, in reliance on the "rule of three," disclaims beneficial ownership over the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 1700 Owens Street, Suite 595, San Francisco, CA 94158.
Citizenship:
i. Fund V is a Delaware partnership; and
ii. General Partner V is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of July 27, 2026, each of the Reporting Persons may have been deemed to beneficially own 294,139 shares of Common Stock. This amount consists of (i) 152,881 shares of Common Stock directly held by Fund V and (ii) 141,258 shares of Common Stock that Fund V had the right to acquire within 60 days of July 27, 2026, upon the exercise of pre-funded warrants (the "Pre-Funded Warrants"), subject to the Blocker (as defined herein).

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 279,340 shares of Common Stock. This amount consists of (i) 152,881 shares of Common Stock directly held by Fund V and (ii) 126,459 shares of Common Stock that Fund V has the right to acquire within 60 days upon the exercise of Pre-Funded Warrants, subject to the Blocker.

Fund V directly holds 1,971,764 Pre-Funded Warrants. However, pursuant to the terms of the Pre-Funded Warrants, Fund V shall not have the right to exercise any portion of the Pre-Funded Warrants to the extent that any such exercise would result in the Reporting Persons and their affiliates, if acting as a group and required to aggregate their beneficial ownership of Common Stock pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), owning more than 9.99% of the issued and outstanding shares of Common Stock immediately after giving effect to such exercise, subject to a potential increase up to a 19.99% cap provided that any increase will not be effective until the 61st day after written notice of such increase is delivered to the Issuer (the "Blocker").
Percent of class:
As of July 27, 2026, and the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 9.99% of the shares of Common Stock outstanding.

The amount and percent of class beneficially owned as of July 27, 2026, is based on the sum of (i) 2,803,078 shares of Common Stock outstanding as of July 27, 2026, as reported in the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2026, and (ii) 141,258 shares of Common Stock that Fund V had the right to acquire within 60 days of July 27, 2026, upon the exercise of Pre-Funded Warrants, subject to the Blocker, which shares are added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Persons' beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

The amount and percent of class beneficially owned as of the date hereof is based on the sum of (i) 2,669,746 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026, and (ii) 126,459 shares of Common Stock that Fund V has the right to acquire within 60 days upon the exercise of Pre-Funded Warrants, subject to the Blocker, which shares are added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Persons' beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 279,340
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 279,340

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement
Exhibit 2: Power of Attorney regarding filings under the Exchange Act
Exhibit 3: Power of Attorney regarding filings under the Exchange Act

## Signatures
- venBio Global Strategic Fund V, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Aaron Royston, Corey Goodman, and Richard Gaster, Members of the General Partner (08/14/2026)
- venBio Global Strategic GP V, LLC: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Aaron Royston, Corey Goodman, and Richard Gaster, Members (08/14/2026)
Comment: This Schedule 13G was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, copies of which are attached as Exhibit 2 and Exhibit 3 to the Schedule 13G.